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800 Nicollet Mall                                               RICHARD J. ERTEL
BC-MN-HO5F                                                               COUNSEL
Minneapolis, MN 55402                                Direct line: (612) 303-7987
                                                            Fax:  (612) 303-4223


April 17, 2007

VIA EDGAR

Ms. Kimberly Browning
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:      First American Investment Funds, Inc.
         SEC File Nos. 033-16905 and 811-05309
         Response to Staff Comments on Preliminary Proxy Statement (Form PRE 14A) Filed with the Commission on April 2, 2007

Dear Ms. Browning:

The purpose of this letter is to respond to the comments that you transmitted by telephone on April 10, 2007 regarding the preliminary proxy statement for the above-listed registrant (the "Registrant"), related to International Select Fund (the "Fund"), a series of the Registrant. Following is our response to your comments, which appear in bold-face type below.

1. ARE THE SERVICES TO BE PERFORMED UNDER THE PROPOSED SUB-ADVISORY AGREEMENT WITH HANSBERGER GLOBAL INVESTORS, INC. ("HGI") THE SAME AS THE SERVICES PERFORMED UNDER THE PRIOR SUB-ADVISORY AGREEMENT WITH HGI?

     Yes, the services are the same under both the proposed and prior sub-advisory agreements.

2. EXPLAIN IN THE PROXY STATEMENT WHETHER AND TO WHAT EXTENT THE REGISTRANT AND THE ADVISOR WILL UTILIZE THE "MANAGER OF MANAGERS" STRUCTURE.

     We have added the following disclosure regarding the Fund's multi-manager approach and the Registrant's intent to utilize the "manager of managers" structure going forward.

     o The following replaces the first paragraph under "Background" on page 6 of the proxy statement:

                  The Fund employs a "multi-style, multi-manager" approach whereby the Advisor allocates portions of the Fund's assets to different sub-advisors who employ distinct investment styles. The Advisor currently has agreements in place with three sub-advisors, including HGI, who each manage a portion of the Fund's assets.


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     o   The following has been added as the first sentence of the first paragraph under "Application of the Proposed Manager-of-Managers Arrangement by the Fund" on page 8 of the proxy statement:

                  The Advisor intends to continue managing the Fund using the "multi-style, multi-manager" approach, discussed above, and currently must receive the approval of Fund shareholders to employ a new sub-advisor, replace an existing sub-advisor with a new sub-advisor, materially change the terms of a sub-advisory agreement, or continue the employment of an existing sub-advisor when that sub-advisory agreement terminates because of an assignment of the agreement.

3. IN THE DISCUSSION OF THE "MANAGER-OF MANAGERS" PROPOSAL, STATE THAT IF SHAREHOLDERS APPROVE THE PROPOSAL THEY WILL NO LONGER HAVE THE RIGHT TO VOTE ON SUB-ADVISORY ARRANGEMENTS BETWEEN THE FUND AND UNAFFILIATED SUB-ADVISORS.

     In response to this comment, the following has replaced the first two sentences of the third paragraph under "Application of the Proposed Manager-of-Managers Arrangement by the Fund" on page 8 of the proxy statement:

                  If Proposal 2 is approved by shareholders of the Fund and the Fund obtains an Order from the SEC, or the SEC adopts the Rule, shareholders will no longer be asked to approve new sub-advisory agreements and amendments to existing sub-advisory agreements. However, the Board will continue to oversee the sub-advisor selection process to help ensure that the interests of shareholders are protected whenever the Advisor would seek to select a sub-advisor or modify a sub-advisory agreement.

4. DISCLOSE IN THE PROXY STATEMENT HOW YOU ACCOUNT FOR PROXY CARDS THAT HAVE BEEN EXECUTED AND RETURNED WITHOUT VOTING INSTRUCTIONS.

     This disclosure was included on page 2 of the preliminary proxy statement and is included on the same page in the definitive proxy statement filed on April 16, 2007:

         If you return an executed proxy card without instructions, your shares will be voted "FOR" the proposals.

5. DISCLOSE IN THE PROXY STATEMENT HOW ABSTENTIONS AND BROKER NON-VOTES ARE HANDLED IN RELATION TO A MOTION TO ADJOURN.

     The following paragraph has been added to the proxy statement on page 2 to clarify the handling of abstentions and broker non-votes:

                  Any abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present, but will not be voted for or against any adjournment or proposal. (Broker non-votes are shares for which (i) the underlying owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.) This means that abstentions and broker non-



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         votes effectively will be a vote against adjournment or against any proposal where the required vote is a percentage of the shares present.

6. PLEASE DISCLOSE IN YOUR RESPONSE WHETHER HGI IS AFFILIATED WITH A BROKER-DEALER(s) THROUGH WHOM IT EFFECTS TRANSACTIONS ON BEHALF OF THE FUND. IF HGI DOES EFFECT TRANSACTIONS THROUGH AN AFFILIATED BROKER(s), CONSIDER DISCLOSING THIS FACT UNDER "COMPARISON OF PRIOR AND PROPOSED AGREEMENTS--BROKERAGE" ON PAGE 4 OF THE PROXY STATEMENT.

     Upon the change of control in HGI's parent, HGI became affiliated with a number of broker-dealers, but does not execute trades on behalf of the Fund through such affiliates.

7. UNDER "INVESTMENT PERFORMANCE" ON PAGE 5, CONSIDER MENTIONING THAT HGI HAS SERVED AS A SUB-ADVISOR TO THE FUND FOR LESS THAN 4 MONTHS.

     We modified the first sentence, as follows, to disclose more clearly that the Prior Agreement was for the initial engagement of HGI and that the Board could not, therefore, consider HGI's performance in sub-advising a portion of the Fund's assets.

                  In considering the Prior Agreement, the Board could not evaluate the performance of HGI's Sub-Advisory Portfolio since the Prior Agreement related to the initial engagement of HGI.

     The "Investment Performance" section of the proxy statement, referenced in the Staff's comment, relates to the Board's consideration of the initial engagement of HGI as a sub-advisor to the Fund. Therefore, we determined that a reference in this section to the limited time in which HGI has served as sub-advisor would not be relevant to the discussion in this section and did not include such a reference.

8. ON PAGE 8, IN THE FIRST SENTENCE OF THE PARAGRAPH FOLLOWING THE BULLETED LIST, IT READS, "THE RULE ALSO PERMITS THE FUND TO DISCLOSE IN ITS STATEMENT OF ADDITIONAL INFORMATION ('SAI') THE AGGREGATE COMPENSATION PAID TO SUB-ADVISORS, WITHOUT DISCLOSING SEPARATELY THE SPECIFIC FEES PAID TO EACH SUB-ADVISOR." SINCE THE RULE IS NOT FINAL, THE SENTENCE SHOULD BEGIN
     "THE RULE WOULD PERMIT . . . ."

     This change is reflected in the definitive proxy statement filed April 16, 2007.

9. UNDER "APPLICATION OF THE PROPOSED MANAGER-OF-MANAGERS ARRANGEMENT BY THE FUND," IN THE FIRST FULL PARAGRAPH ON PAGE 8, IT READS, "THESE COSTS ARE OFTEN BORNE BY THE FUND (AND THEREFORE INDIRECTLY BY THE FUND'S SHAREHOLDERS)." PLEASE PROVIDE THE SUPPORT FOR THIS STATEMENT IN YOUR RESPONSE TO US.

     The Advisor is not contractually obligated to cover the expenses associated with a shareholder proxy. Section 3 of the Investment Advisory Agreement between FAF Advisors and the Registrant, dated April 2, 1991, as amended, states that "[T]he Advisor . . . shall not be responsible for costs of . .
     . shareholder meetings . . . ." However, in some cases, the


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     Advisor or another party may agree to pay the expenses associated with a proxy, as is the case with this proxy.

     In lieu of completing an analysis of how frequently the Fund would pay the expenses associated with a proxy, we modified the paragraph containing the above-referenced language, as follows:

                  The process of seeking shareholder approval is administratively expensive, and may cause delays in executing changes that the Board and the Advisor have determined are necessary or desirable. Some of the costs may be borne by the Fund (and therefore indirectly by the Fund's shareholders). If shareholders approve the policy authorizing a manager-of-managers arrangement for the Fund, the Board would be able to act more quickly and with less expense to appoint an unaffiliated sub-advisor, in instances in which the Board and the Advisor believe that the appointment would be in the best interests of the Fund and its shareholders.

In connection with the review of the above-referenced filing by the staff of the Securities and Exchange Commission (the "Commission"), the Registrant hereby acknowledges that:

     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987. Thank you for your help.

                                          Sincerely,

                                          /s/ Richard J. Ertel

                                          Richard J. Ertel
                                          Assistant Secretary to the Registrant